CLIFF WEBER, ESQ.
DIRECT PHONE:  (914) 694-4102
E-MAIL:  cweber@hhk.com

February 11, 2011

Via EDGAR and Federal Express
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Michael Clampitt, Senior Counsel

Re:	Chemung Financial Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed January 24, 2011 File No. 333-171504

Dear Mr. Clampitt:

We are submitting this letter on behalf of our client, Chemung Financial Corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as outlined in your letter dated January 28, 2011 regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment No. 1”).

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering, via overnight courier, a hard copy of this letter, along with two courtesy copies of Amendment No. 2 marked to show changes from the version filed on January 24, 2011.  We have restated each of the Staff’s comments set forth in the January 28th letter, for the convenience of the Staff, and our corresponding responses follow.  All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 2.

The captions below are as referenced in your January 28th letter, and each response below follows each of the specific SEC comments in such letter, as restated herein.

Mr. Michael Clampitt
Securities and Exchange Commission
February 11, 2011

Amendment No. 1 to Registration Statement on Form S-4

General

1.            We note that your executive compensation disclosure has not been updated to disclose information for the fiscal year ended December 31, 2010.  Please revise as appropriate.

Response.  In response to the Staff’s comment, executive disclosure for fiscal year ended December 31, 2010 has been included beginning on page 166, which reflects 2010 compensation paid to named executive officers of the Company on a Summary Compensation Table, All Other Compensation Table, Grants of Plan-Based Awards and Outstanding Equity Awards at December 31, 2010. A Director Compensation Table has also been included on page 167. Pursuant to recent conversations with the Staff, we have qualified the executive compensation disclosure in the second paragraph of the introductory paragraph on page 166 by stating the following:

“Except for salary, the compensation numbers provided in the Summary Compensation Table are preliminary and may be subject to adjustment upon completion of a full review by the Compensation and Personnel Committee of the Board of Directors of Chemung Financial.  Adjusted numbers, if any, and a complete analysis of all compensation paid to NEOs and directors for the fiscal year ended December 31, 2010 will be disclosed in a subsequent Form 8-K filing, which Chemung Financial anticipates will be filed on or about February 28, 2011.  The Form 8-K will also fully describe material changes, if any, to Chemung Financial’s qualified and non-qualified retirement plans and to any contract or agreement with a NEO that provides for a payment upon termination of service or following a change in control.”

Risk Factors, page 18

2.            We note that the law firm of Levi & Korsinsky, LLP is investigating the Board of Directors of Fort Orange for possible breaches of fiduciary duty and other violations of state law in connection with the sale of Fort Orange to Chemung Financial Corporation.  Please consider adding a risk factor disclosing the same.

Response.  In response to the Staff’s comment, a new risk factor regarding the investigation has been added in “Risk Factors – Risk Related to the Merger” on page 21 under a caption entitled “The Merger is being investigated by a law firm and therefore the transaction may be delayed or not completed.”

Mr. Michael Clampitt
Securities and Exchange Commission
February 11, 2011

Exhibits

3.            We note your disclosure in the exhibit index that “schedules and certain exhibits” to the Agreement and Plan of Merger, filed as exhibit 2.1, have been omitted.  Please revise to (i) specifically identify the schedules and exhibits that have been omitted and (ii) state, if true, that they have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

Response.  In response to the Staff’s comment, we have identified the exhibits and schedules to the Agreement and Plan of Merger which have been omitted pursuant to Item 601(b)(2) of Regulation S-K on both page 185 under the Exhibit 2.1 caption on the Exhibit Index and on page 179 under “Part II Information Not Required in Prospectus - Item 21. Exhibits and Financial Statement Schedules”.

4.            As a related matter, we note that you have omitted (i) the Articles of Merger and (ii) the Bank Plan of Merger as exhibits to the Agreement and Plan of Merger, filed as exhibit 2.1.  Please refile exhibit 2.1 to include these documents or provide us with a detailed analysis of why you are not required to do so.

Response.  In response to the Staff’s comment, we have included the Articles of Merger and the Bank Plan of Merger as Appendix H and I, respectively, to the joint proxy statement/prospectus contained in the Registration Statement.

5.            It appears that exhibits have not been included in (i) the Voting Agreement, filed as exhibit 99.7, and (ii) the Voting and Non-Competition Agreement, filed as exhibit 99.8.  Please refile these exhibits in their entirety.

Response.  In response to the Staff’s comment, we have refiled the Voting Agreement and Voting and Non-Competition Agreement (as Appendices B and C, respectively) to include a completed Exhibit A which reflects shares of Fort Orange Financial Corp. common stock beneficially owned by Mr. Cureau and the other Fort Orange directors, respectively, as of October 14, 2010, the date such agreements were executed.

6.            Please revise the exhibit index to clearly indicate (e.g., by “**” or otherwise) that the Executive Employment Agreement between Capital Bank & Trust Company and Steven J. Owens, with First Amendment thereto, both dated as of January 1, 2011, has been filed.

Response.  In response to the Staff’s comment, we have indicated, by “*” on page 180 (Item 21. Exhibits and Financial Statement Schedules) and page 186 (the Exhibit Index), the fact that the Executive Employment Agreement was previously filed (i.e., with Amendment No. 1).

You will note certain other revisions to Amendment No. 2 that the Company has deemed necessary or appropriate, including without limitation a “Recent Developments” section regarding Fort Orange financial information for the year ended December 31, 2010 which appears on page 79 as a subheading under “Management Discussion and Analysis of Financial Condition and Results of Operations Regarding Fort Orange.”

Mr. Michael Clampitt
Securities and Exchange Commission
February 11, 2011

Please feel free to contact me or Jacqueline Warner at (914) 694-4102 should you have any questions or require additional information.

Very truly yours,

HINMAN, HOWARD & KATTELL, LLP

	By	/s/ Clifford S. Weber
Clifford S. Weber
CSW/do